Exhibit 2.11

WESDOME GOLD MINES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2013

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third Quarter Report
September 30, 2013

This Management's Discussion and Analysis ("MD&A") dated November 6, 2013, should be read in conjunction with Wesdome Gold Mines Ltd.'s ("Wesdome" or "the Company") unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2013, and their related notes which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This MD&A contains "forward-looking statements" that are subject to risk factors set out in the cautionary statement below. All figures are in Canadian dollars unless otherwise stated. Additional information on Wesdome, including current and previous years' Annual Information Forms ("AIF") and other corporate information, can be found at www.wesdome.com or www.sedar.com. Wesdome trades on the Toronto Stock Exchange under the symbol "WDO". The Company's head office is at 8 King Street East, Suite 1305, Toronto, Ontario, Canada.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, constitute "forward-looking statements" and are based on expectations, estimates and projections as at the date of this MD&A. The words "believe", "expect", "anticipate", "plan", "intend", "continue", "estimate", "may", "will", "schedule" and similar expressions identify forward-looking statements. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Wesdome to be materially different from the Company's estimated future results, performance or achievements expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance. Factors that could cause results or events to differ materially from current expectations expressed or implied are inherent to the gold mining industry and include, but are not limited to, those discussed in the section entitled "Risks and Uncertainties". The Company does not intend, and does not assume any obligation to update these forward-looking statements, whether as a result of new information, future events or results or otherwise except as required by applicable laws.

OVERALL PERFORMANCE

The Company owns and operates the Eagle River Mine Complex in Wawa, Ontario and the Kiena Mine Complex in Val-d'Or, Quebec. On January 1, 2012, the Mishi mine in Wawa commenced commercial production. The Eagle River and Mishi Mines feed a common mill and are referred to as the Eagle River Complex. The Eagle River mine has been in continuous production since commercial production commenced January 1, 1996. It has produced 946,210 ounces to date. The Kiena mine was purchased by the Company in 2003. It restarted commercial production on August 1, 2006. It was previously in production from 1982 – 2002. To date the Kiena Mine has produced 1,757,475 ounces of gold.

On March 7, 2013, the Company announced the suspension of mining at Kiena. On June 30, 2013, mining activities ceased. Focusing efforts on our best grade mine will increase margins and reduce overall costs and risks. Kiena remains an outstanding infrastructure and exploration asset that would benefit from sustained higher gold prices.

At September 30, 2013, the Company had $9.8 million in working capital, and 5,977 ounces of gold in inventory. The inventory is carried at cost and is recorded as mining and processing costs in the fiscal period in which it is sold. For the first nine months of the year, revenue exceeded mining and processing costs attributable to sales by $9.6 million, $7.7 million in capital costs were incurred and cash flow from operations totalled $5.7 million.

In the third quarter, gold production totalled 8,765 ounces. For the first nine months of the year production was 37,033 ounces. Production costs averaged $1,236 per ounce for the nine month period, including 7,770 ounces from Kiena at a cost of $1,715 per ounce and 29,263 ounces at $1,108 per ounce from the Eagle River Complex.

On the corporate level, the board of directors and management was reconfigured to address shareholders' desires. We welcome back Rolly Uloth as President and CEO. Also, an important consolidation of assets in the Mishi area was completed with the amalgamation of Windarra Minerals Ltd. Completed upon the issuance of 4 million shares, this transaction clears the path for exploring and developing the Mishi area to its full potential. We welcome Windarra shareholders to the fold.

2013 third quarter production was affected by a lightning strike which took out our main electrical transformer on September 1, 2013. Mining and milling operations were restricted for most of the month and stabilized in October. We have bounced back nicely with production in October 2013, of 6,000 ounces, or about three quarters of the third quarter's total.

RESULTS OF OPERATIONS	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2013	2012	2013	2012
EAGLE RIVER COMPLEX
Eagle River Mine
Tonnes milled	34,066	43,556	85,095	134,188
Recovered grade (g/t)	7.9	5.6	9.9	5.5
Production (oz)	8,608	7,797	27,124	23,909
Mishi Mine
Tonnes milled	-	18,284	19,748	52,996
Recovered grade (g/t)	-	3.0	3.4	2.5
Production (oz)	-	1,747	2,139	4,214
Surface stockpile (tonnes)	-	40,000	84,232	40,000
Total Eagle River Complex
Production (oz)	8,608	9,544	29,263	28,123
Sales (oz)	9,000	8,400	33,400	28,900
Bullion revenue ($000) †	12,563	13,851	49,895	47,836
Mining and processing costs (cost of sales) ($000) *	10,806	10,244	38,332	33,299
Mine operating profit ($000) *	1,757	3,607	11,563	14,537
KIENA MINE COMPLEX
Tonnes milled	-	68,400	97,158	195,593
Recovered grade (g/t)	-	2.3	2.5	2.2
Production (oz)	157	4,962	7,770	13,945
Sales (oz)	3,000	5,600	6,600	14,100
Bullion revenue ($000) †	4,106	9,257	9,903	23,265
Mining and processing costs (cost of sales) ($000) *	3,583	8,126	11,866	24,810
Mine operating profit (loss) ($000) *	523	1,131	(1,963)	(1,545)

RESULTS OF OPERATIONS (continued)

TOTAL MINE OPERATIONS

Production (oz)	8,765	14,506	37,033	42,068
Sales (oz)	12,000	14,000	40,000	43,000
Gold inventory (oz)	5,977	7,722	5,977	7,722
Bullion revenue ($000) †	16,669	23,108	59,798	71,101
Mining & processing costs (cost of sales) ($000) *	14,389	18,370	50,198	58,109
Mine operating profit ($000) *	2,280	4,738	9,600	12,992
Gold price realized ($Cdn/oz)	1,389	1,643	1,495	1,653

RECONCILIATION OF PRODUCTION COSTS TO MINING & PROCESSING COSTS (Cost of Sales)

	Three Months Ended Sept 30		Nine Months Ended Sept 30
	2013	2012	2013	2012
Eagle River Complex
Mining & processing costs ($000)	10,806	10,245	38,332	33,300
Inventory-related adjustments ($000) ††	(406)	1,336	(5,904)	(946)
Production costs ($000) *	10,401	11,581	32,428	32,354
Production costs per ounce ($Cdn)	1,208	1,213	1,108	1,150
Kiena Complex
Mining & processing costs ($000)	3,583	8,126	11,866	24,809
Inventory-related adjustments ($000) ††	(3,465)	(495)	1,462	(188)
Production costs ($000) *	118	7,631	13,328	24,621
Production costs per ounce ($Cdn)	752	1,538	1,715	1,766
TOTAL MINE PRODUCTION COSTS
Production costs ($000) *	10,519	19,212	45,756	56,975
Production costs per ounce ($Cdn)	1,200	1,324	1,236	1,354

†	Bullion revenue includes minor by-product silver sales

*
The Company has included in this report certain non-IFRS performance measures, including mine operating profit, mining & processing costs to applicable sales, and production costs. Production costs per ounce reflect actual mine operating costs incurred during the fiscal period divided by the number of ounces produced. These measures are not defined under IFRS and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income(loss) or cash flow from operating activities as determined in accordance with IFRS as an indicator of our financial performance or liquidity. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow.

††	Inventory-related adjustments are adjustments made to production costs in order for the Company's gold inventory to be valued at the lower of production cost on a first-in, first-out basis and at net realizable value, in accordance with its accounting policy under IFRS.

During the third quarter, bullion sales exceeded mining and processing costs attributable to sales by $2.3 million. In addition to these direct operating costs, additional cash costs, including royalty payments, corporate and general costs and interest payments amounted to $3.2 million.

These additional cash costs are unusually high and involve many one-time type costs incurred in this quarter. These include officer severance, board expenses and legal costs associated with reconfiguring the board and management; professional fees associated with the Windarra amalgamation; settlement of outstanding Eagle River labour issues; and, many one-time labour and related costs associated with winding down mining operations and placing Kiena on care and maintenance. In fact, these special costs, amounting to $1.7 million, account for the bulk of the third quarter's loss. We expect such costs to return to normal in subsequent quarters. To help with these costs, Kiena sold used mining equipment to third parties for $0.5 million and provided Eagle River with significant, useful equipment, materials and parts.

At the Eagle River Complex, all ore treated during the quarter came from the Eagle River Mine. A total of 8,608 ounces of gold were recovered from 34.066 tonnes milled at a recovered grade of 7.9 gAu/tonne. Milling operations in August reached their annual best at 600 tonnes per day prior to a September 1, 2013, lightning strike which knocked out power for most of September.

The Eagle River milling operations are undergoing a progressive overhaul and are currently showing signs of improvement. Key items for the filtration circuit were ordered and delivery is expected near year-end. Installation and commissioning are scheduled for the first quarter, 2014. In addition, the Company is advancing permitting work for a new longterm tailings management solution. The combination of these systems upgrades and improvements will result in significant, progressive costs savings and throughput increases starting in the fourth quarter, 2013. One step at a time.

We expect strong grades from Eagle River in the fourth quarter and resumption of milling of Mishi ore from our considerable stockpiles at the mill.

Diamond drilling at Eagle River generated some pleasant surprises, most notably the recognition of two new parallel structures while drilling the 811 Zone at depth with individual intersections of 26.85 gAu/tonne over 3.45 metres true width in the new 7 Zone and 21.73 gAu/tonne over 2.42 metres true width in the new 300 Zone. The 811 Zone has now been traced to 1,200 metres depth with an intersection of 78.43 gAu/tonne over a true width of 1.73 metres. The deepest development to date in the mine is an ore drift on the 765 metre level in the 811 Zone which averaged 36.61 gAu/tonne (with high assays cut to 140 gAu/tonne) over an average width of 2.13 metres along a length of 142 metres. For more details please reference our Press Release dated August 19, 2013, available at www.wesdome.com. Drilling continues with two rigs in the western and central portions of the mine.

At Kiena production ceased June 30, 2013. Nominal production of 157 ounces was recorded in the third quarter and we expect to recover about 200 ounces more from the refining of carbons. Mining equipment was sold for $0.5 million and suitable equipment, parts and materials have been sent to Eagle River. The mine and mill have been placed on care and maintenance. Transitional costs and labour issues have largely been dealt with during the third quarter, 2013.

The Mishi stockpile remains at 84,232 tonnes grading about 2.5 gAu/tonne. We plan to mill ore from the stockpile for about one month in the fourth quarter. The pit remains dewatered and ready to recommence, probably next spring. Fieldwork for the proposed new tailings management facility advanced as did the integration of data from adjacent lands received with the Windarra acquisition. We are planning a surface drilling campaign for the winter. It will provide condemnation drilling and definition drilling for a potential west pit extension.

We are now fully focused on our best performing assets with a clear and modest capital investment program which should yield returns over the short, medium and long term.

Summary of Quarterly Results

	2013		2012
(in thousands of dollars except per share data)	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Total revenue	16,669	21,709	21,420	21,207
Net (loss) income	(2,095)	43	(34)	(46,464)
(Loss) earnings per share basic and diluted	(0.02)	0.00	0.00	(0.46)

	2012		2011
(in thousands of dollars except per share data)	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Total revenue	23,108	25,948	22,045	17,206
Net (loss) income	819	700	(308)	496
(Loss) earnings per share basic and diluted	0.01	0.01	(0.00)	0.00

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2013, the Company had working capital of $9.8 million compared to $13.9 million at December 31, 2012. During the first nine months of 2013, capital expenditures totalled $7.7 million compared to $7.6 million in 2012. Capital expenditures were concentrated in minesite development, mine and mill infrastructure.

The Company traditionally maintains an inventory of gold. At September 30, 2013, this asset consisted of 5,977 ounces of gold with a market value of $8.2 million at $1,369 Cdn/ounce (closing price September 30, 2013). The gold inventory is carried at the lower of cost or market, in this case at $7.9 million or about $1,319 per ounce. This cost includes $155 per ounce of depreciation. The costs of this inventory are recognized in the fiscal period in which the gold is sold based on a first-in, first-out inventory basis. Accordingly, recognized costs presented in quarterly and annual financial statements include a component of costs incurred in previous periods.

Additionally, the Mishi ore stockpile at the mill, which totals 84,232 tonnes, is carried in inventory at a cost of $3.9 million or $46.39 per tonne.

On May 24, 2012, the Company completed a $7,021,000 placement of unsubordinated convertible debentures. The term is 5 years bearing interest at 7% per annum payable semiannually and convertible into common shares at $2.50 per common share. The net proceeds of $6,821,000, along with cash at hand, were used to redeem existing convertible debentures in the amount of $10,931,000 that matured on May 31, 2012. This resulted in the Company paying down $4.1 million in debt, reducing interest costs going forward.

Management believes we have sufficient liquidity to carry out our mining, development and exploration programs and at this time prefers not to dilute shareholders' interest with equity issues. The Kiena mining suspension will improve our financial position and improve return on capital.

With current gold prices, operations are capable of generating good operating cash flow, as they have in the past.

The following table shows the timing of cash outflows relating to contractual obligations going forward.

		Payments Due by Period (in thousands)
Contractual Obligations	Total	Less than 1 year	1 – 2 years	3 – 5 years	After 5 years
Equipment leases	$890	$620	$270	-	-
Convertible debentures	8,781	490	983	$7,308	-
	$9,671	$1,110	$1,253	$7,308	-

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel and director compensation comprised of the following:

	Three months ended Sept 30		Nine months ended Sept 30
	2013	2012	2013	2012
Salaries and short-term employee benefits	$687	$277	$1,365	$901
Post employment benefits	28	13	52	35
Fair value of share-based compensation	17	121	148	339
	$732	$411	$1,565	$1,275

In the nine months ended September 30, 2013, the Company paid $87,875 in directors' fees (2012: $55,500) to companies whose managing partners are directors of the Company.

OUTLOOK

The third quarter saw many changes on a corporate and management level. A stepwise strategy for progressive milling upgrades and expansion has been resolved and will continue to demonstrate progress. For two successive quarters, unpredictable weather events interrupted production significantly. We are now targeting about 50,000 ounces this year despite these setbacks.

Drilling at Eagle River has accelerated as new drill stations have opened up. Early results are very encouraging with parallel zones emerging and the high grade 811 Zone traced significantly to depth. We have more reason than ever to be very optimistic about the long term. We are confident the capital investment schedule to assure the future is on track, realizable and internally fundable.

SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company's consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

(i)	Reserves
Proven and probable reserves are the economically mineable parts of the Company's measured and indicated mineral resources that have been incorporated into the mine plan. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of mining properties and equipment, depletion, impairment assessments and the timing of decommissioning and remediation obligations.

(ii)	Depletion
Mining properties are depleted using the unit-of-production method ("UOP") over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves and measured and indicated resources.

Mobile and other equipment is depreciated, net of residual value over the useful life of the equipment but does not exceed the related estimated life of the mine based on proven and probable reserves and measured and indicated resources.

The calculation of the UOP rate, and therefore the annual depletion expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in the gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

(iii)	Provision for decommissioning obligations
The Company assesses its provision for decommissioning on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for decommissioning obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Also, future changes to environmental laws and regulations could increase the extent of decommissioning work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for decommissioning. The provision represents management's best estimate of the present value of the future decommissioning obligation. The actual future expenditures may differ from the amounts currently provided.

(iv)	Share-based payments
The determination of the fair value of share-based compensation is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company's share price in the expected hold period (using historical volatility as a reference); and the appropriate risk-free rate of interest. Stock-based compensation incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates, and is adjusted if the actual forfeiture rate differs from the expected rate.

The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm's length transaction, given that there is no market for the options and they are not transferable. It is management's view that the value derived is highly subjective and dependent entirely upon the input assumptions made.

(v)	Deferred taxes
Preparation of the consolidated financial statements requires an estimate of income taxes in each of the jurisdictions in which the Company operates. The process involves an estimate of the Company's current tax exposure and an assessment of temporary differences resulting from differing treatment of items, such as depreciation and depletion, for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included in the Company's consolidated statements of financial position.

An assessment is also made to determine the likelihood that the Company's deferred tax assets will be recovered from future taxable income.

Judgment is required to continually assess changing tax interpretations, regulations and legislation, to ensure liabilities are complete and to ensure assets are realizable. The impact of different interpretations and applications could be material.

(vi)	Recoverability of mining properties
The Company's management reviews the carrying values of its mining properties on a regular basis to determine whether any write-downs are necessary. The recovery of amounts recorded for mining properties depends on confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof. Management relies on life-of-mine ("LOM") plans in its assessments of economic recoverability and probability of future economic benefit. LOM plans provide an economic model to support the economic extraction of reserves and resources. A long-term LOM plan and supporting geological model identifies the drilling and related development work required to expand or further define the existing ore body.

(vii)	Exploration and evaluation expenditures
Judgment is required in determining whether the respective costs are eligible for capitalization where applicable, and whether they are likely to be recoverable by future exploitation, which may be based on assumptions about future events and circumstances. Estimates and assumptions made may change if new information becomes available.

(viii)	Equity component of convertible debentures
The convertible debentures are classified as liabilities, with the exception of the portion relating to the conversion feature, resulting in the carrying value of the liability being less than its face value. The discount is being accreted over the term of the debentures, utilizing the effective interest method which approximates the market rate at the date the debentures were issued. Management uses its judgment to determine an interest rate that would have been applicable to non-convertible debt at the time the debentures were issued.

(ix)	Inventory – ore stockpile
Expenditures incurred and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore maintained in stockpiles. These deferred amounts are carried at the lower of cost or Net Recoverable Value ("NRV"). Impairments of ore in stockpiles resulting from NRV impairments are reported as a component of current period costs.

The allocation of costs to ore in stockpiles and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future milling costs, future milling levels, prevailing and long-term gold and silver prices, and the ultimate estimated recovery for ore.

FINANCIAL INSTRUMENTS – DISCLOSURES AND PRESENTATION

Financial instruments disclosures requires the Company to provide information about: a) the significance of financial instruments for the Company's financial position and performance and, b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the statement of financial position date, and how the Company manages those risks.

Financial Instruments – Fair Values
Following is a table which sets out the fair values of recognized financial instruments using the valuation methods and assumptions described below:

(in thousands)	September 30, 2013		December 31, 2012
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Liabilities
Other financial liabilities:
Convertible 7% debentures – new issue	$7,021	$5,620	$7,021	$7,021

Determination of Fair Value
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm's length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the consolidated balance sheets as follows:

Cash and cash equivalents and restricted funds – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Receivables – The carrying amounts approximate fair values due to the short maturity of these financial instruments.

Other financial liabilities – Payables and accruals and the convertible 7% debentures are carried at amortized cost. The carrying amount of payables and accruals approximates fair value due to the short maturity of these financial instruments. The fair value of the convertible 7% debentures is based on the quoted market price.

The fair value hierarchy for financial instruments measured at fair value is Level 1 for marketable securities. The Company does not have Level 2 or Level 3 inputs.

Financial Risk Management
The Company is exposed to a number of different risks arising from normal course business exposures, as well as the Company's use of financial instruments. These risk factors include: (1) market risks relating to commodity prices, foreign currency risk and interest rate risk; (2) liquidity risk; and, (3) credit risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and establishes and monitors risk management policies to: identify and analyze the risks faced by the Company; to set appropriate risk limits and controls; and to monitor risks and adherence to market conditions and the Company's activities.

1)	Market Risk
Market risk is the risk or uncertainty arising from possible market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the Company's financial assets and liabilities include commodity price risk, foreign currency exchange risk and interest rate risk.

(a)  Commodity price risk
The Company's financial performance is closely linked to the price of gold which is impacted by world economic events that dictate the levels of supply and demand. The Company had no gold price hedge contracts in place as at or during the nine months ended September 30, 2013.

(b)   Foreign currency exchange risk
The Company's revenue is exposed to changes in foreign exchange rates as the Company's primary product, gold, is priced in U.S. dollars. The Company had no forward exchange rate contracts in place and no foreign currency holdings as at or during the nine months ended September 30, 2013.

(c)   Interest rate risk
Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company's cash and cash equivalents include highly liquid investments that earn interest at market rates and interest paid on the Company's convertible debentures is based on a fixed interest rate. Fluctuations in market rates of interest do not have a significant impact on the Company's results of operations due to the short term to maturity of the investments held.

2)	Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. The Company believes it has access to sufficient capital through internally generated cash flows and equity and debt capital markets. Senior management is also actively involved in the review and approval of planned expenditures.

The following table shows the timing of cash outflows relating to payables and accruals, mining taxes, capital leases and convertible debentures:

September 30, 2013 (in thousands)	<1 Year	1-2 Years	3-5 Years	Over 5 Years
Payables & accruals	$8,192	-	-	-
Finance leases	$620	$270	-	-
Convertible debentures	$490	$983	$7,308	-

December 31, 2012 (in thousands)	<1 Year	1-2 Years	3-5 Years	Over 5 Years
Payables & accruals	$13,996	-	-	-
Finance leases	$991	$695	-	-
Convertible debentures	$491	983	$7,675	-

3)	Credit Risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company minimizes its credit risk by selling its gold exclusively to financial institutions with forty-eight hour terms of settlement. The Company's accounts receivable consist primarily of government refunds and credits. The Company estimates its maximum exposure to be the carrying value of cash and cash equivalents, accounts receivable and funds held against standby letters of credit.

The Company manages credit risk by maintaining bank accounts with Schedule 1 Canadian banks and investing only in Guaranteed Investment Certificates. The Company's cash is not subject to any external limitations.

RISKS AND UNCERTAINTIES

The operations of the Company are speculative due to the high risk nature of its business which is the operation, exploration and development of mineral properties. In addition to risks described elsewhere herein, shareholders should note the following:

Nature of Mineral Exploration
The exploration for and development of mineral deposits involves significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an orebody may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a site. It is impossible to ensure that the exploration programs planned by the Company will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Mining Risks and Insurance
The business of mining is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations, cave-ins, flooding and periodic interruptions due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability. Insurance against environmental risks (including potential for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to the Company or to other companies within the industry.

Government Regulations and Environmental Matters
The Company's activities are subject to extensive federal, provincial and local laws and regulations controlling not only the mining of and exploration for mineral properties, but also the possible effects of such activities upon the environment. Permits from a variety of regulatory authorities are required for many aspects of mine operation and reclamation. Future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company's properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that the Company would not proceed with the development or operation of a mine.

In Ontario, the Company has obtained approval for its closure plan for the Eagle River Mill, Eagle River Mine and the Mishi-Magnacon Complex and has provided security of approximately $0.9 million to cover estimated rehabilitation and closure costs. In Quebec, the Company has obtained approval for its closure plan for the Kiena Mine and Milling Complex and has provided security of approximately $1.0 million to cover estimated rehabilitation and closure costs. In the event of any future expansion or alteration of a mine on the Eagle River property or the Kiena Mine, the Company would likely be required to amend its closure plans and could also be required to provide further security.

Reliance on Management
The Company is heavily reliant on the experience and expertise of its executive officers. If any of these individuals should cease to be available to manage the affairs of the Company, its activities and operations could be adversely affected.

Economic Conditions
General levels of economic activity and recessionary conditions may have an adverse impact on the Company's business.

Mineral Resource and Mineral Reserve Estimates
There are numerous uncertainties inherent in estimating mineral resources and mineral reserves, including many factors beyond the Company's control. Such estimation is a subjective process, and the accuracy of any mineral resources and mineral reserves estimate is a function of the quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material effect in the future on the Company's financial position and results of operations.

Competition
The mining industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities in its search for, and the acquisition of, mineral properties as well as the recruitment and retention of qualified employees with technical skills and experience in the mining industry. There can be no assurance that the Company will be able to compete successfully with others in acquiring mineral properties, obtaining adequate financing and continuing to attract and retain skilled and experienced employees.

Conflicts of Interest
Certain officers and directors of the Company are, or may be, associated with other companies that acquire interests in mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. Not every officer or director devotes all of their time and attention to the affairs of the Company.

Insurance
The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution, mine flooding or other hazards against which such companies cannot insure or against which they may elect not to insure.

Additional Funding Requirements
Further exploration on, and development of, the Company's mineral resource properties, will require additional capital. In addition, a positive production decision on any of the Company's development projects would require significant capital for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to either generate sufficient funds internally or to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Although the Company has been successful in the past in obtaining financing through the sale of equity securities and the issuance of debt instruments, there can be no assurance that it will obtain adequate financing in the future.

SUMMARY OF SHARES ISSUED

As of November 6, 2013, the Company's share information is as follows:

Common shares issued           105,803,191

Common share purchase options      2,210,000

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures
In accordance with the requirements of National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings." the Company's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's CEO and CFO have concluded that as at September 30, 2013, the Company's disclosure controls and procedures to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported within the appropriate time periods and forms were effective.

Internal Control over Financial Reporting
Internal control over financial reporting ("ICFR") is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable Canadian GAAP. Internal control over financial reporting should include those policies and procedures that establish the following:

●	maintenance of records in reasonable detail, that accurately and fairly reflect the transactions and dispositions of our assets

●	reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable Canadian GAAP

●	receipts and expenditures are only being made in accordance with authorizations of management and the Board of Directors

●	reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial instruments

The Company's management, with the participation of the CEO and CFO, assessed the effectiveness of the Company's internal controls over financial reporting and concluded that as at September 30, 2013, the Company's internal control over financial reporting was effective.

Limitations of Controls and Procedures
The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that any design will not succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.